Filed Pursuant to Rule 433

Registration No. 333-277377

March 5, 2024

Magna International Inc.

Pricing Term Sheet

$400,000,000 5.050% Senior Notes due 2029

Issuer	Magna International Inc.

Format	SEC Registered

Trade Date	March 5, 2024

Settlement Date	March 14, 2024 (T+7)

Expected Ratings*	A3 (Stable) / A- (Stable) (Moody’s / S&P)

Issue of Securities	5.050% Senior Notes due 2029

Aggregate Principal Amount Offered	$400,000,000

Maturity Date	March 14, 2029

Interest Rate	5.050% per year

Benchmark Treasury	UST 4.250% due February 28, 2029

Spread to Benchmark Treasury	+95 basis points

Benchmark Treasury Price and Yield	100-16+; 4.134%

Yield to Maturity	5.084%

Price to Public	99.852%, plus accrued interest, if any, from March 14, 2024

Interest Payment Dates	Semi-annually in arrears on March 14 and September 14 of each year, beginning on September 14, 2024

Make-Whole Call	Prior to February 14, 2029; T+15 basis points

Par Call	On or after February 14, 2029

Denominations	Minimum of $2,000 and integral multiples of $1,000 in excess thereof.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CUSIP / ISIN	559222BA1 / US559222BA12

Joint Book-Running Managers	BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers

CIBC World Markets Corp.

Commerz Markets LLC

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

J.P. Morgan Securities LLC

Loop Capital Markets LLC

RB International Markets (USA) LLC

Wells Fargo Securities, LLC

It is expected that delivery of the notes will be made against payment therefor on or about March 14, 2024, which will be the seventh New York City business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322 and Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

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